Filed by Sabra Health Care REIT, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company: Care Capital Properties, Inc.

Commission File No.: 333-218678

Sabra Health Care REIT Files Investor Presentation

Highlights Benefits of Definitive Merger Agreement with Care Capital Properties to Create a Premier Healthcare REIT

Reiterates Board’s Unanimous Recommendation that Sabra Shareholders Vote “FOR” the Proposed Merger with Care Capital Properties

IRVINE, Calif., July 28, 2017 - Sabra Health Care REIT, Inc. (“Sabra” or the “Company”) (NASDAQ:SBRA) today filed an investor presentation with the U.S. Securities and Exchange Commission (“SEC”) highlighting the substantial strategic and financial benefits of its previously announced definitive merger agreement with Care Capital Properties, Inc. (“CCP”) (NYSE:CCP) to create a premier healthcare REIT. The presentation is available on the Investor Relations section of the Company’s website at http://www.sabrahealth.com/file.aspx?iid=4259507&fid=1001226103.

Sabra’s Board of Directors, following a thorough evaluation with its outside financial and legal advisors, unanimously determined that the proposed merger with CCP is in the best interest of Sabra’s shareholders. Sabra maintains an open dialogue with its shareholders and values all constructive input towards its goal of driving enhanced value. Since announcing the merger, the Company has engaged with many of its shareholders and is pleased with the support it has received for the transaction. The Company has carefully reviewed the letters and presentation issued by Hudson Bay Capital (“Hudson Bay”) and Eminence Capital (“Eminence”) regarding the transaction, which included inaccurate and misleading statements that Sabra refutes in the presentation filed today.

Highlights of the presentation include:

•	Sabra’s Board and management team continue to strongly support this strategically important transaction. The transaction provides Sabra and its shareholders with critical strategic benefits. It accomplishes the Company’s stated objectives of diversifying its tenant base to decrease concentration from its top five tenants, delivering significant value creation and dividend growth, increasing scale, and achieving investment grade credit ratings and balance sheet strength. All of these benefits give the Company increased competitive advantages in acquiring additional assets, as well as providing increased shareholder liquidity.

Hudson Bay and Eminence overlook all of these strategic benefits to the Company and emphasize risks associated with the transaction, primarily based upon an oversimplified view on the skilled nursing facility (“SNF”) sector, with which Sabra and other experienced SNF investors do not agree.

•	The transaction is entirely consistent with Sabra’s stated strategy of creating a balanced portfolio across SNF and senior housing assets. The suggestion by Hudson Bay and Eminence that the transaction represents a deviation in strategy is highly misleading. SNFs are a core component of the Company’s asset base and strategy, representing 57% of its portfolio prior to the transaction. Since its spin-off from Sun Healthcare, the Company has acquired approximately $700 million in skilled nursing assets and in recent quarters has consistently discussed the strong weighting in its pipeline of M&A opportunities towards skilled nursing assets, given the current attractiveness of those opportunities relative to senior housing. The Company remains nimble and opportunistic and will continue to accretively pursue high-quality assets that drive value for shareholders, irrespective of the asset class.

The increased scale, expected improved cost of capital, and strong balance sheet as a result of the merger will make Sabra more competitive and open up new investment opportunities that are not available as a standalone company. With its enhanced financial strength following the completion of the transaction, Sabra will continue to diversify its portfolio by tenant and facility type by executing on these attractive opportunities that will now be available.

•	The transaction provides significant value creation for shareholders. In their analyses of the transaction, Hudson Bay and Eminence ignore the significant value creation opportunity for Sabra shareholders. The acquisition is expected to generate annual cost savings of approximately $20 million. Sabra expects to achieve lower cost of capital through achieving investment grade credit ratings. The transaction creates immediate and significant cash flow accretion that provides the potential for a meaningful near-term dividend increase and value creation, which is discussed in further detail in the investor presentation.

•	CCP’s tenants are good operators with quality assets – in the SNF industry, it’s the operator that matters. Skilled nursing remains an integral component of the U.S. continuum of care. The shift to lower cost of care settings favors quality SNF operators over the long term. SNFs continue to provide significant opportunities for attractive risk adjusted returns for sophisticated and experienced healthcare investors that are able to partner with successful operators on the right assets. Skilled nursing benefits from the same demographic shifts as independent or assisted living, without the oversupply concerns. Additionally, SNFs benefit from over 200 bps of wider cap rates, as well as a net lease structure, which limits operating risk and rent variability and can offset reimbursement concerns.

CCP has quality operators and the Sabra management team is confident it can maximize the performance of CCP’s assets. Sabra has strong relationships with many of the CCP operators through existing or previous investments in the space and this transaction creates enhanced growth opportunities to strategically partner with top operators. CCP’s recent acquisition in the behavioral health space also provides increased opportunities to expand within that segment of healthcare.

•	Sabra management team has substantial operating experience to manage the combined company. The Sabra management team brings more than 100 combined years of experience in the industry. Sabra’s management team is a leader in the SNF industry and has tremendous experience owning and managing SNF portfolios. Sabra has consistently demonstrated an ability to improve the performance of its portfolio, delivering quarterly SNF coverage growth from 1.25× to 1.54× since the first quarter of 2015, a 23% increase. The Company believes it can utilize this core area of expertise to provide additional value in managing the CCP portfolio going forward.

The Company believes Hudson Bay’s and Eminence’s discussion and analysis of the potential rent repositioning are misleading and oversimplify the strategic and nuanced approach the Sabra management team is experienced in undertaking. Sabra’s repositioning of CCP’s leases will be focused on optimizing rent for reinvestment, improving operations with tenants the Sabra management team knows well and restructuring with a handful of tenants that can execute a successful facility turnaround. The Company’s efforts are focused on tenants that provide quality care with high skilled mix, which represents higher patient acuity and therefore higher reimbursement rates.

•	Sabra believes Hudson Bay and Eminence are new Sabra shareholders, are new to the story and have provided no alternatives for long-term value creation. Despite Hudson Bay’s and Eminence’s claimed concern for the long-term, the Company believes that both became shareholders only after the announcement of the CCP transaction. As both shareholders are new investors to the story, Hudson Bay’s and Eminence’s broad-brush assertions in relation to SNFs show a lack of appreciation for the distinctions in quality among SNF operators and other nuances important in properly evaluating an acquisition in the sector.

The value creation thesis put forward by these new shareholders is predicated on a reversal of the recent, transient dislocation in Sabra’s share price that followed the announcement of the CCP transaction without regard to its potential for long-term value creation. Hudson Bay and Eminence have proposed no strategic alternative that would benefit shareholders over the long term in the way that the Company believes the transaction with CCP will.

The Company encourages shareholders to question the ultimate motivation behind the public statements by Hudson Bay and Eminence as well as the alignment of these funds with the long-term interests of the Company and its other shareholders.

•

The Board and management are confident that this is the right transaction for Sabra shareholders, at the right value. In its presentation, Hudson Bay included a page directly sourced from another company’s investor presentation that asserted that “SNF transactions have fallen within the 9-10% cap range.” However, Hudson Bay failed to disclose the information from the same presentation that noted the transactions analyzed related to higher-yielding, smaller, one-off deals. CCP is very different and brings a large, diversified portfolio that is fairly and efficiently priced every day in the public market. Their presentations completely ignore the value of the strong balance sheet and investment grade ratings that CCP brings to Sabra. As disclosed in Sabra’s proxy statement, given the compelling strategic benefits of the transaction, the companies have been considering a combination since July 2016, during which time the exchange ratio implied by the public trading prices of the two companies’ stocks has moved substantially in Sabra’s favor.

In their analysis of the transaction, Hudson Bay and Eminence also fail to recognize the direct positive correlation between rent coverage and valuation multiples observed in the public market, and how the Company expects to create significant value through portfolio optimization. The management team’s experience and knowledge of the operators will enable Sabra to work with tenants to assist those operators to improve facility operations and enhance rent coverage in the same manner that the Company has demonstrated with its own portfolio.

Additionally, based on the CCP stock price on May 5, 2017, the last trading day prior to the announcement of the merger, the implied premium was 11.8%, which is lower than average “control” premiums paid in precedent public company Healthcare REIT transactions.

•	Sabra is encouraged by the strong level of support from shareholders and positive commentary from Wall Street analysts following the transaction. Since announcing the transaction, the Company has spoken at length with many of its long-term shareholders, and has received strong support for the transaction. Many of the shareholders that the Company has spoken with clearly understand the rationale and benefits of the merger. Sabra has also articulated the management team’s ability to create value from the transaction, as well as the scale and financial benefits that will come from being a larger, diversified REIT with investment grade metrics. Industry analyst commentary from reports regarding the CCP merger highlight these and other benefits for shareholders:[1]

•	“We believe that the combination of SBRA and CCP highlights the growing discrepancy between the public and private market value of senior housing, particularly skilled nursing, and we expect it to spark greater enthusiasm for REITs and operators focused on the sector. SBRA’s combination with CCP, which they estimate is 14%- 16% accretive in the first full year, creates a much larger health care REIT that is considerably more diversified and continues the companies’ focus on senior housing, especially skilled nursing.” (Cantor Fitzgerald, May 8, 2017)

[1]	Permission to use quotations neither sought nor obtained

•	“Despite the mixed reception of the pending Sabra-Care Capital Properties (CCP, $25.87, NR) merger, we remain positive on the deal. We acknowledge near term hurdles, but believe the opportunity and long term benefits more than outweigh the short term volatility.” (SunTrust, July 20, 2017)

•	“A strong positive is the diversification the deal brings with no one tenant representing more than 11% of annualized cash NOI once SBRA’s previously announced Genesis dispositions are closed and CCP closes its previously announced behavioral hospitals acquisition. Sabra on a stand-alone basis has 32% exposure to Genesis as a tenant and 16% to Holiday. Per the press release concerning the deal, SBRA expects the deal to be 14-16% accretive to AFFO in the first full year which our analysis supports. Drivers of accretion include 1) $20M of synergies; 2) assumption of relatively cheap debt from CCP.” (Jefferies, May 8, 2017)

•	“Sabra Health Care REIT (SBRA) announced that it is merging with healthcare REIT peer, Care Capital Properties (CCP – Unrated) in an all stock deal. We believe that this is a surprise to investors and could actually support SBRA’s current valuation as tenant concentration in its top 2 tenants declines significantly, which has been somewhat of an overhang on valuation, in our view. Getting to a pro forma market cap of $4B+ (up from the current $1.8B) would help with improving relevance with investors and ratings agencies, in our view.” (Wells Fargo, May 8, 2017)

•	“The balance sheet will be strong and trading liquidity should improve, and would also allow for more flexibility to manage the portfolio through asset sales given the increased size/scale.” (Mizuho, May 7, 2017)

•	“We believe the company will have strong leadership as Sabra management is well thought of in the investment community.” (Stifel, May 7, 2017)

•	Sabra’s management team’s interests are directly aligned with all Sabra shareholders. Sabra’s CEO is a top ten shareholder of the Company and has a strong belief in the value creation opportunities from the transaction. In addition, Sabra’s executive team has always elected to take their annual bonus in stock rather than cash, further demonstrating their belief in the Company. Two-thirds of management equity compensation is performance based (including TSR), which is substantially more than the industry norm.

The Sabra Board of Directors unanimously recommends that Sabra shareholders vote “FOR” the CCP transaction at the upcoming special meeting of stockholders.

UBS Investment Bank is acting as financial advisor to Sabra and O’Melveny & Myers LLP and Fried, Frank, Harris, Shriver & Jacobson LLP are acting as legal advisors to Sabra.

ABOUT SABRA

Sabra Health Care REIT, Inc. (Nasdaq:SBRA) (Nasdaq:SBRAP) a Maryland corporation, operates as a self-administered, self-managed real estate investment trust (a “REIT”) that, through its subsidiaries, owns and invests in real estate serving the healthcare industry. Sabra leases properties to tenants and operators throughout the United States and Canada.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of CCP with a wholly owned subsidiary of Sabra. In connection with the proposed merger, Sabra has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which includes a joint proxy statement/prospectus with respect to the proposed merger. The registration statement has been declared effective by the SEC and Sabra and CCP have each mailed the definitive joint proxy statement/prospectus to their respective stockholders. The definitive joint proxy statement/prospectus contains important information about the proposed merger and related matters. STOCKHOLDERS OF SABRA AND CCP ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SABRA, CCP AND THE MERGER. Stockholders can obtain copies of the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by Sabra and CCP for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed by Sabra with the SEC are available free of charge on Sabra’s website at www.sabrahealth.com, or by directing a written request to Sabra Health Care REIT, Inc., 18500 Von Karman Avenue, Suite 550, Irvine, CA 92612, Attention: Investor Relations. Copies of the documents filed by CCP with the SEC are available free of charge on CCP’s website at www.carecapitalproperties.com, or by directing a written request to Care Capital Properties, Inc., 191 North Wacker Drive, Suite 1200, Chicago, Illinois 60606, Attention: Investor Relations.

PARTICIPANTS IN THE SOLICITATION

Sabra and CCP, and their respective directors and executive officers and certain other employees, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, is set forth, or incorporated by reference, in the joint proxy statement/prospectus relating to the proposed merger that has been filed with the SEC and mailed to Sabra and CCP stockholders. This document can be obtained free of charge from the sources indicated above.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained herein, including statements about Sabra’s proposed merger with CCP, the expected impact of the proposed merger on Sabra’s financial results, Sabra’s ability to achieve the synergies and other benefits of the proposed merger with CCP and Sabra’s and CCP’s strategic and operational plans, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or “looks forward to” or the negative of these terms or other similar words, although not all forward-looking statements contain these words.

Forward-looking statements are based upon our current expectations and assumptions of future events and are subject to risks and uncertainties that could cause actual results to differ materially from those indicated by such forward-looking statements. Some of the risks and uncertainties that could cause actual results to differ materially include, but are not limited to: the possibility that the parties may be unable to obtain required stockholder approvals or regulatory approvals or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; the potential adverse effect on tenant and vendor relationships, operating results and business generally resulting from the proposed transaction; the proposed transaction will require significant time, attention and resources, potentially diverting attention from the conduct of Sabra’s business; the amount of debt that will need to be refinanced or amended in connection with the proposed merger and the ability to do so on acceptable terms; changes in healthcare regulation and political or economic conditions; the anticipated benefits of the proposed transaction may not be realized; the anticipated and unanticipated costs, fees, expenses and liabilities related to the transaction; the outcome of any legal proceedings related to the transaction; and the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement. Additional information concerning risks and uncertainties that could affect Sabra’s business can be found in Sabra’s filings with the Securities and Exchange Commission, including Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2016. Additional information concerning risks and uncertainties that could affect CCP’s business can be found in CCP’s filings with the Securities and Exchange Commission, including Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2016.

We undertake no obligation to revise or update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Contact:

Investors:

Sabra Healthcare REIT

(888) 393-8248

Innisfree M&A Incorporated

Arthur Crozier / Larry Miller

(888) 750-5834

Or

Media

Sabra Healthcare REIT

(888) 393-8248

Or

Joele Frank, Wilkinson Brimmer Katcher

Matthew Sherman / Jamie Moser / Matthew Gross

212-355-4449